CC Neuberger Principal Holdings I

200 Park Avenue, 58th Floor

New York, NY 10166

April 22, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Stacie Gorman

Re:                             CC Neuberger Principal Holdings I
Registration Statement on Form S-1
File No. 333-236974

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 20, 2020, in which we requested the acceleration of the effective time of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on April 22, 2020, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660 if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Douglas Newton
Douglas Newton
Chief Financial Officer